

Mail Stop 3720

March 30, 2007

Via U.S. Mail and Fax
Mr. Steven Melvin
Chief Financial Officer and Treasurer
The Princeton Review
2315 Broadway
New York, NY 10024

      RE: **Form 10-K for the year ended December 31, 2005**
               Filed March 16, 2006
               File No. 0-32469

Dear Mr. Melvin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director